Exhibit 12.1

GOODRICH PETROLEUM CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

(In Thousands, Except Ratios)

	Year ended December 31,
	2008	2007	2006	2005	2004
Earnings:
Income (loss) from continuing operations before income taxes	$183,296	$(53,468)	$14,419	$(37,554)	$(3,606)
Plus: fixed charges	15,862	11,870	7,845	2,359	1,110

Earnings available for fixed charges	$199,158	$(41,598)	$22,264	$(35,195)	$(2,496)

Fixed Charges:
Interest expense	$15,862	$11,870	$7,845	$2,359	$1,110

Total fixed charges	$15,862	$11,870	$7,845	$2,359	$1,110

Ratio of Earnings to Fixed Charges	12.56	(a )	2.84	(b )	(c )

(a)	Earnings for the year ended December 31, 2007 were inadequate to cover fixed charges. The coverage deficiency was $53.5 million.

(b)	Earnings for the year ended December 31, 2005 were inadequate to cover fixed charges. The coverage deficiency was $37.6 million.

(c)	Earnings for the year ended December 31, 2004 were inadequate to cover fixed charges. The coverage deficiency was $3.6 million.